UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

14574X1041
(CUSIP Number)

Matthew Perelman
Alexander Sloane
853 Broadway, Suite 2014
New York, New York 10003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,407,755

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,407,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,407,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,407,755

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,407,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,407,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Matthew Perelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
283,234

	8	SHARED VOTING POWER
14,407,755

	9	SOLE DISPOSITIVE POWER
283,234

	10	SHARED DISPOSITIVE POWER
14,407,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,690,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Alexander Sloane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
152,284

	8	SHARED VOTING POWER
14,407,755

	9	SOLE DISPOSITIVE POWER
152,284

	10	SHARED DISPOSITIVE POWER
14,407,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,560,039

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the information set forth in the statement on Schedule 13D originally filed jointly on behalf of Cambridge Franchise Holdings, LLC, a Delaware limited liability company (“CFH”), Cambridge Franchise Partners, LLC, a Delaware limited liability company (“CFP”), Matthew Perelman, a United States citizen, and Alexander Sloane, a United States citizen (the foregoing filers, collectively, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2019 (the “Original Schedule 13D”), as subsequently amended on September 3, 2019 (the “Amendment No. 1”), as subsequently amended on August 18, 2023 (the “Amendment No. 2” and together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Issuer”). Information set forth in response to any item of the Schedule 13D, as amended and supplemented by this Amendment No. 3 (as so amended and supplemented, this “Statement”), shall be deemed to be a response to all other items hereof to which such information is relevant. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)    The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. For purposes of calculating the percentages set forth therein and in this Item, the number of shares of Common Stock outstanding is assumed to be 54,494,314 as of August 4, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2023, filed with the SEC on August 10, 2023.

As of the date of filing of this Statement, CFH is the beneficial and record owner of an aggregate of 14,407,755 shares of Common Stock (which represents approximately 26.4% of all shares of Common Stock outstanding).

Mr. Perelman and Mr. Sloane are the managing principals of CFP, which is the sole member and manager of CFH. Accordingly, each of Mr. Perelman, Mr. Sloane and CFP may be deemed to be the beneficial owner of the 14,407,755 shares of Common Stock owned directly by CFH. Additionally, as of the date of filing of this Statement, Mr. Perelman is the beneficial and record owner of 283,234 shares of Common Stock (which represents approximately 0.5% of all shares of Common Stock outstanding) and Mr. Sloane is the beneficial and record owner of 152,284 shares of Common Stock (which represents approximately 0.3% of all shares of Common Stock outstanding).

All of the Reporting Persons may be deemed to have shared power to vote, and, subject to the restrictions on transfer set forth in the Registration Rights and Stockholders’ Agreement, shared power to dispose of, all of the shares of Common Stock owned directly by CFH. Each of Mr. Perelman and Mr. Sloane has sole power to vote, and sole power to dispose of the shares of Common Stock owned beneficially and of record by him.

(c)         Except as described elsewhere in this Statement or in any other filing with the SEC, no Reporting Person has effected any transaction in the Common Stock during the 60 days prior to the filing of this Statement.

(d)         In addition to the Reporting Persons, the members of CFP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 14,407,755  shares of Common Stock beneficially owned by CFP in accordance with their respective membership interests in CFP, to the extent that such receipts are distributed to the members of CFP.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the text set forth below at the end of the existing statements in Item 6 of the Schedule 13D:

September 14, 2023, was the final day of the execution period with respect to the Forward executed pursuant to the first Supplemental Confirmation, dated August 18, 2023, to the Master Forward Confirmation, and, on the settlement date, CFH will deliver to the Forward Purchaser 407,060 Forward Shares and receive from the Forward Purchaser a cash payment of approximately $2,834,033.13, or approximately $6.96 per Forward Share. Of the maximum 3,692,682 shares of Common Stock which could have been sold under this Forward, 407,060 were sold and 3,285,622 remain unsold as of September 14, 2023.

On September 14, 2023, CFH entered into a Master Forward Confirmation Agreement with the Forward Purchaser (the “Second Master Forward Confirmation”) with respect to Forwards (A) intended to comply with Rule 10b5-1(c) of the Act, as amended, and (B) covering up to the lesser of (i) 3,285,622 shares of Common Stock, par value $0.01 per share, of the Issuer (such shares, the “Second Forward Shares”) and (ii) the maximum number of Second Forward Shares permitted to be sold under Rule 144 of the Securities Act of 1933, as amended. Pursuant to a first Supplemental Confirmation, dated September 14, 2023, and supplementing the Second Master Forward Confirmation (the “Delayed Start Supplemental Confirmation”), the first date on which the Forward Purchaser will execute any sales in connection with the Delayed Start Supplemental Confirmation will be on or after the later of (A) the third business day after the Issuer files its Quarterly Report on Form 10-Q for the third fiscal quarter of 2023 and (B) December 14, 2023. Pursuant to the Delayed Start Supplemental Confirmation, CFH will be obligated to deliver the Second Forward Shares to the Forward Purchaser on the settlement date, which will be one settlement cycle following the final day of the Forward. In exchange, CFH will receive a cash payment based on a price per Second Forward Share, which shall be equal to the product of (i) 100% minus the commission to be paid to the Forward Purchaser and (ii) a price per Second Forward Share equal to a weighted-average of the daily volume-weighted average prices during the term of the Forward, such weighting with respect to each trading day during the term of the Forward to be based on the number of Second Forward Shares for such trading day.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 15, 2023

CAMBRIDGE FRANCHISE HOLDINGS, LLC

	By:	/s/ Matthew Perelman
Name: Matthew Perelman
Title: Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 15, 2023

CAMBRIDGE FRANCHISE PARTNERS, LLC

	By:	/s/ Matthew Perelman
Name: Matthew Perelman
Title: Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 15, 2023

MATTHEW PERELMAN

	By:	/s/ Matthew Perelman

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 15, 2023

ALEXANDER SLOANE

	By:	/s/ Alexander Sloane